 Exhibit 99.1

Volvo Buses succeeds in Germany

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 22, 2006--Volvo Buses noted a strong increase in sales in Germany during the first six months of 2006. "We see clear signs that the German economy is on the rise," says Helene Mellquist, manager for the region Central Europe.

During the first five months of the year, Volvo Buses received orders for 100 buses in Germany. This was more than during all of last year. One explanation is that the German economy is now on the rise after several weak years.

"In Germany, there is talk about the Merkel effect," notes Helene Mellquist. "With Angela Merkel as the new German chancellor, the mood in the country has become more positive, and the economy is stronger than it has been for a long time."

The economic upturn is not the only explanation for Volvo Buses success thus far this year, however. The company has also begun working in a different way.

"Previously, we devoted most of our effort to selling coaches, which account for one third of the German market. Now we are working equally hard to sell city and inter city buses, which has contributed to our success," says Helene Mellquist.

A third important factor is that Volvo Buses today has a very strong and attractive product program. Recently, a new version of the Volvo 7700 city bus was launched that includes a new, more fuel-efficient engine. Thanks to the new catalytic technology that Volvo has chosen, customers can already order an engine that will meet the stringent emission requirements that will not take effect until 2009.

The new Volvo 7700 has attracted considerable interest in Germany. Orders include 36 Volvo 7700 buses for the Connex Group in Frankfurt. Delivery will take place between July and November.

June 22, 2006

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Helene Mellquist, +46 73 396 12 06
or Per-Martin Johansson, Press Officer, +46 21 322 52 00